Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

A transcript from an interview on Benzinga follows:

Benzinga - Interview with Benson Hill

Tuesday, September 7, 2021, 12:30 PM Eastern

PARTICIPANTS

Matt Crisp - Chief Executive Officer, Co-Founder - Benson Hill

Chris Katje - Staff Writer - Benzinga

Mitch Hoch - Business Development Specialist - Benzinga

PRESENTATION

Chris Katje

All right guys super excited. As Mitch just said, joining us on SPACs Attack, exclusive interview with Benson Hill CEO Matt Crisp. That company is going public with Star Peak Corp II. The ticker is STPC. Matt, welcome to SPACs Attack.

Matt Crisp

Yeah, welcome. Thanks for having me, guys.

Mitch Hoch

Super excited to have you on. I don't know if you saw us earlier, but we did get comments in a chat saying that they've been super excited to hear that Benson was going to come on. So I'm gonna let Chris lead here with some questions, and I'll be back with some of my own.

Chris Katje

Perfect. So Matt, you know, SPACs Attack is the name of the show. We try to talk all things SPACs and some de-SPAC companies. One of the first questions we always like to ask is, you know, why the decision for Benson Hill to go public via a SPAC and was a traditional IPO also considered by your company?

Matt Crisp

Yeah, we did. We actually looked a couple years ago at whether or not Benson Hill would be a good candidate to be in the public market. And we even, back then, worked with our board to look at some pre-IPO readiness assessment work and try to understand, okay, what exactly do we need to do to ensure we're ready for the public markets? And then, last year, as you guys know, things heated up in the SPAC market. We began to look seriously at that as an option. And we'd liked it for a couple reasons. I mean, number one, we saw that there's a partnership that could be created with an organization that had a very aligned sustainability interest in the heart of really what we're about as a company.

They had taken another company out STEM (PH) successfully. So having been there and done that was appealing to us. But we also saw it as an opportunity where, you know, we could gain some surety about what valuation we were going into the public markets on, what timetable we would go to the public markets on. And from a capital perspective, of course, you know, it's an attractive, you know, pile of cash that, you know, effectively helps accelerate our mission and our goals as a business.

And so we ran through that process late last year, early this year. We ultimately had, we had a lot of options, actually. But we ultimately selected Star Peak Corp II, STPC, have had a great experience working with these guys, and I'm very excited coming down the stretch here.

Chris Katje

Awesome. So before we dive into some of the specific questions about the business, can you just give viewers who aren't familiar with Benson Hill just a brief summary of the company?

Matt Crisp

Yeah, sure thing. So we're a food technology company. We focus on crop innovation, specifically making better seed that ultimately makes better food ingredients. So we use data science, a lot of AI, machine learning, genomic prediction models. We use plant science, so we're actually working in the greenhouses and growth chambers and, ultimately, in hundreds of different field site locations, and then we use food science. So we test, okay, how does this seed ultimately create a better ingredient? And then we merge those three things together and we can effectively inform, you know, how can we breed for better crops? How can we go back to the very beginning and make a better seed, you know, that leads to crops and ultimately, food ingredients that are more sustainable, that are more healthy, nutritious, tastier, less processed, more sustainable. So those are all elements of the value prop that we bring to life.

Chris Katje

Awesome. So you know, it's mentioned by Benson Hill that the company could be a picks and shovel play. And this is why I was so excited to bring you guys on. I wrote an article. So here at Benzinga, we have a phrase coined by our CEO, Jason Raznick. The thing behind the thing, which refers to the companies, you know, that are those picks and shovels plays, so kind of explain to us how you could be the thing behind the thing, you know, in this industry.

Matt Crisp

Yeah. No, I'm glad you pointed this out. I mean, we're integrated vertically in the value chain, right? So if we can go back to the beginning and we can leverage that natural genetic diversity and then we can meet our customers where they are, we see that there's this opportunity to supply the entire movement.

I mean, plant based protein and plant based food and better for you food is irrefutably the fastest growing, most opportune area to deploy capital. But if you look at the options to deploy capital, I think what ends up happening is you see brands like Beyond Meat, which is a perfect example, company doing really, really well on the public market and it's, you know, I think, in some ways, the tip of the spear. But then you've got, for every Beyond Meat, you've got dozens of other companies. You’ve got Impossibles, you’ve got some of the big CPGS and medium sized CPGS that are deploying a lot of capital to this.

Our view is, look, I can supply all of these players, ingredients that are more sustainable, that are more affordable, which is a super important unlock, we think to this space, that meet the specs or beat the specs of what they can otherwise obtain. But I don't need to bet on a specific brand. There's going to be some wonderful winners in this category. There's going to be a lot of losers in this category. And what Benson Hills really bring to bear is, you know, an integrated, not just technology driven approach, but an integrated business driven approach to supply the, indeed, those picks and shovels, right, specifically around protein, you know, to the entire category.

Chris Katje

Yeah, awesome. Love that break down again. You know, it's a phrase we love here at Benzinga, the thing behind the thing. So always have to highlight that, you know, when we have companies on and they can fall in that category. So I want to talk a little bit about CropOS. So you know, that's the big segment here from Benson Hill using artificial intelligence to create proprietary food innovations. Can you just talk a little bit about how AI plays such an important role here?

Matt Crisp

Yeah, sure thing. So you know, when you think about plant genomics and you think about breeding, we sometimes many of us didn't know this, you know, 10, 20 years ago, I didn't learn this when I was growing up. But, you know, a plant genome is actually more complex than a human genome. So there is--and if you think about genetics and the A's and C's, and T's and G's, these are data. And if we can sequence using, you know, enabling technologies that we have today, sequencing genotyping, and we can link that to these outcomes, these phenotypes, these characteristics that these plants represent, what you create is Massive Datasets.

And so what CropOS is really deployed to do, short for crop operating system, is help us understand, you know, down to the genetic, you know, down to the gene level pathways, how can we breed for better crops in the most efficient way? I mean, it's biology and biology takes time, right? So how can I run a simulation that looks at millions or 10s of millions or billions of potential combinations of these plants and then really allows us, you know, our team of breeders and technicians and scientists to tap into that natural genetic diversity that's already there and get to market as quickly as possible?

So we can cut a pretty significant amount of time by using AI and predictive models, we can cut a pretty significant amount of time out of the product development process, and really enable us and our customers to enjoy the benefits of the natural genetic diversity of plants more efficiently and more expeditiously than we'd otherwise be able to.

Chris Katje

Perfect. So Benson Hill also offers plant to plate traceability that can help validate sustainability and product benefits to companies. Can you talk a little bit about this segment under the Benson Hill umbrella here?

Matt Crisp

Yeah, sure thing. So, you know, when you're developing a technology, and CropOS is a powerful integrated technology platform, right, that delivers food Innovation, it's not really enough, what we've learned over time, to just have the--a category defining technological platform. You need to also have an integrated go to market approach, right? I mean, this value chain, this agrifood value chain is largely controlled by really large companies. And so if you're a startup, really trying to put together an approach to get to market, you can be at the, you know, you can essentially create an approach that blocks yourself from market.

And so what we decided to do a couple years ago is actually go in an integrated manner to the market to meet our customer where they are, right? I love this graphic that you're showing right now because this system is really built in a very siloed approach. It's built around cheap calorie production at scale, right? And the end user, the customer doesn't really have any say or control in what's being produced at the breeder and the seed level.

And so what we did a few years ago is we began to make, you know, I think, very thoughtful investments in integrating into that chain, establishing these grower relationships, and then preserving the identity of the crops that we're offering to these growers through the system so that we can supply a fully traceable solution to the end customers. And because we're bringing the seed that's better from the beginning, that’s genetic innovation, you know, we can create, you know, ingredients that are more whole, that are more protein rich, that can actually disintermediate some of the processing that would typically be required.

And then we can go downstream and we can say, hey, look to a CPG or a Beyond Meat, I've got a fully traceable ingredient solution. It's fully non GMO, butterfly certified, it's all grown in the United States. Oh, and by the way, not only is it more sustainable and uses less carbon and less water, it's also more affordable. I can offer it to you for a price point that's as good or better than anything you could otherwise get. And that's a big deal. That's a lot of, like I said, that's a nice stack of value prop.

Chris Katje

Definitely, you know, I mentioned the thing behind the thing. I do want to talk a little bit about partnerships, right? So there's a slide that highlights, you know, Benson Hill, works with Nestle, Blue Buffalo, Bunge, Kroger, Cisco, U.S. Foods. I mean, we're talking some of the biggest food companies, and biggest, you know, food grocery companies as well, and some of those retail chains. So you know, how did Benson Hill, you know, land some of these partners and what do these partner relationships kinda look like?

Matt Crisp

Yeah, great question. I mean, when we think about this channel integration model and meeting those customers where they are, there's another slide in this deck, which is cool. It talks about the playbook. So getting into the channel and establishing these customer relationships, even when, initially, we might not have proprietary product to sell them. That's really important, right? We're garnering the trust of the growers and a closed loop identity preserved production system. We're garnering the feedback and the insights from these customers that we have, some of which are listed on that slide.

And then we're using this collective body of information to develop products that, exactly like you're pointing out here in this slide, right, where you go into in step two, you're getting that proprietary product into your channel, you're moving this to the customers. And this is where our soy portfolio is right now that we're super excited about, and especially in the protein realm, because now, I mean last year, around 30,000 acres this year, our goal is to double that to 60,000 acres. We actually beat that. Our team got 70,000 acres of production this year. That informs 2022 revenue. But in the soy portfolio, that's essentially allowing us to scale in a pretty rapid manner the protein and the oil ingredients that we're selling through that channel.

And then over time, to your point about partnership right, over time, we don't need to build all the infrastructure. We need to build enough infrastructure to set the pace of innovation and food. That's part of our mission. But we want to make that broadly available to the market. And so licensing that in the step three for broad adoption, you know, is something that we’ll start to do over the course of the next couple or three years.

Chris Katje

So I heard you mentioned soy a couple of times in there. So we do have, you know, a slide that also shows the pipeline for the company, right? And I'm already getting a couple comments here in the chat. You know, what specific crops are you concentrating on? So if we can talk a little bit about the pipeline. It looks like soybean and yellow peas, you know, the big focus for the company. Can you kind of break down, you know, what that pipeline looks like for Benson Hill, you know, for this year and next year, and maybe after?

Matt Crisp

Yeah. Sure thing. So nailed--I mean, soy and yellow pea, soy is by far the most prevalent crop used in the alternative plant based meat and alternative plant based category, generally. Yellow pea is the fastest growing crop that's utilized in that area. Really popularized by Beyond Meat, like I mentioned earlier. So those are the two big focal points for us. We've got protein ingredients coming from our ultra-high protein. We call it UHP soy. We've got first commercial production acres in the ground this year for UHP Soy.

We're super excited about that. It's the one I alluded to earlier, where the nutrition density is so high in the bean in the field that we can actually disintermediate some of the processing that's required. So you get this more whole ingredient that's less processed, it uses a lot less carbon and energy as well as water, you know, as you're producing it and integrating it, formulating it into your food products.

But that UHP soy will deliver a tremendous amount of value over the course of the next couple years. And it's a substantial component of the PnL that you'll also see in this deck. But the thing is, and this is why I always like this slide here is, you know, we're already selling a portfolio of goods. I mean, last year, we did over $100 million of revenue. This year, we're projecting to do $127 million revenue.

On the year to year basis in 2Q, we reported earnings recently, we saw about a greater than 65% normalized growth rate out of our ingredients division driven in large part by soy and the growth and the interest we're seeing in products in that category. So it's an exciting pipeline. It's a diverse pipeline that's tackling multiple end markets. And you know, we're seeing really substantial growth and foresee the same in the ingredients category, specifically.

Chris Katje

So this might be a tougher question, since you're the CEO of the company, that huge pipeline, but, you know, obviously, you’ve stress the importance of soy and yellow pea. But is there anything on that pipeline that you are, you know, personally most excited about maybe in terms of potential for revenue or potential for sustainability? You know, does any item, you know, stand out for you personally on that pipeline?

Matt Crisp

I'm really excited about what we're doing in yellow pea right now. I mean, we started this program from scratch about three and a half years ago. We had just announced that, you know, we've integrated into the channel in yellow pea that our breeding program has just delivered amazing results so far. And the reason I'm so excited is because, today, the number one ingredient coming from pea is called PPI for Pea Protein Isolate. It's an extremely water and energy intensive process.

You've got to build these just massive plants. It’s a wet process that, you know, really, really heavily processes the ingredient. And similar to what we've done in soy, we actually think and are seeing early data to confirm that, indeed, we can ratchet the protein concentration, the nutrition density up high enough in yellow pea where we can, over time, also get rid of that processing step. And that, to me is a massive unlock, massive opportunity, because you go from a wet process to a dry process and you're creating something that's really powerful to help accelerate even further this plant based movement.

Chris Katje

Awesome. So you know, we hear a lot about ESG, right? And we're seeing a trend of, you know, ESG ETFs and, you know, ESG scores for companies. So Benson Hill, you know, could be considered an ESG pure-play. Can you talk you know about why ESG is so important to you personally and to the company and what that means going forward?

Matt Crisp

Yeah, I mean, culturally here, it’s a very purpose driven culture. And I think a lot of folks are motivated by, we can call it food security or nutrition security about environmental. I mean, we've all--you know, animal welfare, everybody's got different, you know, personal passion, right, around what we're doing and delivering this. I personally, I mean, one of the things I'm most excited about is reducing the cost and increasing the accessibility of products like this.

I mean, I love some of the plant based stuff that's out there today, but I think that it's just too expensive for the common consumer. And I think we're playing a really significant role in helping unlock that and making these types of ingredients and ultimately the food in this category more affordable and accessible. So I'm personally really motivated and excited about that. When you think about ESG, you used this term pure-play. If you'd asked me a year ago, what is a pure-play ESG, I don't--I wouldn't have known.

It was only when we were going through this process and we were talking about the products we were developing and one of the bankers said, well, you're a pure-play ESG. And I said, well, I don't even know what that is. And he said, well, it means that if you do well, then it's actually linked directly to ESG. And I said, I guess you're right. We never really thought about it that way. But all the products that we have, have some environmental or social benefit, or both. So we're proud to say that we are, but it's really a part of our identity.

Chris Katje

Awesome. Yeah. I love hearing the ESG breakdown there. Want to get into, you know, financials a little bit. So you had mentioned the licensing side of things, and that really stuck out to me in the presentation. You know, a focus on licensing and royalty revenue, over 200 patents owned by Benson Hill. So partnership and royalty revenue seem to grow at a compounded annual growth rate of 100%, beginning in 2023. Can you just talk a little bit about how you will get this licensing and royalty revenue stream set up and why it's so important for potential shareholders?

Matt Crisp

Yeah, that's a great question. I mean, when you think about what it takes to get a product off the ground, and I mentioned earlier how we've got this very deliberate, integrated approach, integrated business model, the reason that we're doing that is because we want to establish that initial relationship with the customer and we want to incentivize broad adoption of the products that we're producing. And we're seeing great receptivity to doing that. We're not beholden to a really large company to be the gatekeeper between us and a customer in the consumer, right?

So in this middle stage of growth where we are today, and we're moving proprietary product through that channel, you know, we'll see a pretty significant growth rate. But it'll be around you know, that that 30 to 50%, 30 to 60% gross margin level. Over time, though, as we see more and more demand, which we're, I mean, frankly, seeing just explode in this plant based movement, you will transition portions of that growth to more of a partnership or royalty model whereby we're over time supplying that intellectual property portfolio to some of these other players that are already integrated that also have customer relationships.

And we're seeing interest there and we're engaging a lot of conversations. I mean, since we announced this transaction in May, you know, we've had folks approached us from every corner of the industry. The receptivity for what we're doing, the support for what we're doing has been magnificent. But it'll be this sort of medium term transition where a larger and larger portion of the contribution margin will come from that partnership and royalty model.

Chris Katje

Yeah, love that royalty stream. You know, it’s something we always focus on. So had revenue 102 million in 2020. You know, overall compounded annual revenue growth of 46% from 2020 to 2027 is the estimate given in that presentation. You know, outside of the royalty and the partnership revenue, how will the company achieve these financial goals?

Matt Crisp

Well, I mean, frankly, right now, we're supply constrained. So we're putting capital to work, to grow more acres, to expand our production capabilities, to further invest in our supply chain. You know, we're looking at opportunities to do that internationally as well. And so, right now, I'd say that given the incredible growth rate, that's seen in the space and the fact that we're, and our financials accounting to or projecting to take, you know, frankly, a very small, very, very small portion of the total market over time, I really feel like, you know, the demand side is there. We just need to do our jobs, execute our plans, and deliver product to the people who care, and there seem to be a lot of them.

Chris Katje

Awesome. Yeah. Love that. You know, Matt, we've got some great questions here from the chat. You know, I got through all my questions. But Mitch, what do you think? Should we get to some question here from our loyal viewers?

Mitch Hoch

Yeah, they're going crazy. They want some answers.

Matt Crisp

I love it.

Mitch Hoch

That's what we came here for, so I'll let you go with the first one here. I think it was from SolarUp. Chris.

Chris Katje

Yep. So SolarUp who, you know, has been asking for Benson Hill to come on our show, a loyal viewer here. So SolarUp asked, could Matt explain the farming aspect of the company? Does Benson Hill own actual farms, or does it pay farms to harvest specific yields? Can you just talk a little bit about the farming partnerships and relationships here?

Matt Crisp

Yeah, absolutely. So we've got a terrific network of farmers. We don't own the farms on which we're growing the soybean or these yellow peas, but we're partners with farmers. So you know, we think about, you know, I think the traditional ag model sees the farmer as a customer. And everything's geared towards yield. I just need to sell more seed, so that the farmer can yield more so that more and more can dump into the commodity system.

What we're doing is we're establishing a relationship with the farmer and we're saying, look, let's partner together and let me help you realize value past the farm gig, because the consumer is demanding what you can produce if we can maintain the integrity of that product, the identity of that product, separate and apart from the commodity chain. So what we do is we go to a farmer, and if they, you know, are willing to share their data with us and collaborate with us, you know, we're often looking for folks who are executing regenerative agriculture practices in their growing operations, they know how to grow non-GMO, and we're saying we'll pay you a premium above and beyond what you would obtain in the commodity market and we'll buy everything you can produce, right? We can ensure the agronomic integrity of what it is we're going to supply you we can show you all the data. We're very transparent in that relationship. And so what we end up getting are very forward thinking very innovative farmers who are just eager to participate in these, you know, areas of the agrifood value chain that are really exciting, and that can supply more value back to their farm.

Mitch Hoch

Excellent question. And even better answer, may I say. Now let's go ahead and let's get to another one here. Jugger Naut asking, why would they switch to your product? So I'm guessing competitive advantage here. So why would partners try to partner with you guys instead of another partner?

Matt Crisp

Sure. Sure. No, it's--I mean, the number one reason that you go and you have a conversation with a consumer packaged goods company is cost. What the--it gets me in the door, right? Hey, I can offer this to you for less than you pay. But then, when you unpack it further, we're getting a lot of questions about, I mean, this is an especially in the COVID era, right? What's your supply chain? Is this domestically produced? Because that they perform or getting stuff that might have been from overseas.

And I can say, look, everything I'm producing for you is non-GMO certified, it's all produced in the United States. It's all fully traceable. If you want to go meet the farmer who produced it, I'm happy to introduce you, right? We can take you all the way back in the chain. And then, by the way, we've run lifecycle analysis that says here is the carbon savings and the water savings versus what you otherwise would have purchased, which is, again, becoming very important to the consumer and the customer, I'm sorry, to the consumer into the company serving the consumer. And then, again, I'm just wrapped back to the affordability, right. I mean, if we can meet the spec, it's more affordable and it has all these other value props, then that's--it could be one or many of those reasons why they're switching.

Mitch Hoch

Yeah, I'm all about the story. I mean, you're telling it how it is there. Cost first, but really after that, it really becomes a matter of what we want to be moving to, right? And so I love that it's fully traceable. That definitely helps us. There's one thing that we definitely want to know. It’s where our food is coming from. This exactly solves that issue. All right, Chris, what's the next one we got in chat?

Chris Katje

Yeah, I mean, we got to ask another question from SolarUp here, you know, again, since SolarUp really wanted to hear from Benson Hill. So a question here about CropOS. So is CropOS operate a similar App Store manner as Ginkgo Bioworks? You know, how does CropOS work for partners in that term there?

Matt Crisp

Sure, sure. So CropOS is principally used by Benson Hill. What we do when we have partners come in and we want to co-develop a product opportunity is we're giving them a tour of the system, right? It's a tour of these wonderful facilities we're in. There's some videos of that on our website, too. But there's also a tour of CropOS, you know, and there's also some good material on our website around that.

And we're saying, Look, here are the ways that this technology platform can add value. And we've got nearly 150 people here that are dedicated to data science and plant science and food science. And so there's a lot of appeal to partner with Benson Hill in order to access CropOS less. It's not as though they need a user interface. They're really collaborating with us to inform what it is that the activities are that the product development path is. And that's, you know, I mean, it's a more scalable solution in that manner and we've seen a really great receptivity to that approach.

Chris Katje

Awesome. You know, Matt, thanks for answering these viewer questions. That's something we always love doing on the show here. And thanks to our chat for those great questions, Again. You know, so again, joining us on SPACs Attack today, Benson Hill, CEO, Matt Crisp. That company is going public via SPAC merger with Star Peak Corp II. The ticker is STPC. And Matt, there is a merger vote coming up this month. Can you remind everyone when that vote will be held for STPC shares?

Matt Crisp

Sure. It's on September 28th. So we're in the final--we're in the red zone here.

Chris Katje

Getting close. Getting close to getting that deal done. Well, Matt, thanks, again, for joining us on SPACs Attack and taking time out of your busy day. We look forward to following the progress and seeing that vote get done.

Matt Crisp

Terrific. Thanks again for having me, guys. Take care.

Chris Katje

Thank you.

####

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.